Exhibit 99
Letter to Shareholders
Third Quarter 2016

As I take over the quill (in Glenn’s words), I am honored to be able to lead Progressive and privileged to have such a solid leadership team in place during this very exciting time at Progressive.  In fact, several members of the leadership team were able to give a progress report against our Destination Era objectives at our recent Investor Relations meeting.  The take away, that I hope we communicated, was that we have made tremendous progress on what we said that we would do last year and that there is a lot more gas in the tank. In addition, as a team we are aligned and excited about where we can take the Destination Era. Much more to come on this.

I have reiterated on several occasions that our profit goal of achieving an aggregate calendar year combined ratio of 96 or better remains our first priority as it has been for many years.  However, as we gain further understanding of the economics of the bundled package, the components of the aggregate goal will likely continue to evolve.

We continue to be bullish on our growth opportunity in the Robinson (bundled auto and home) customer segment. We added nearly 50% more Robinson policies in the third quarter of 2016 than we added in the third quarter of 2015. Year-over-year increase in our Robinson retention is now over 10%, a break-through we have worked towards for some time and are finally achieving. We plan to continue to build on this momentum. We note that this growth can seem inflated since we are starting with a small base. We are well positioned to leverage our dual distribution channel strategy and capitalize on our assets (particularly the bundled package with American Strategic Insurance - ASI) and our segmentation acumen for that bundle. It’s exciting to work with and share data with our peers at ASI to understand and ascertain the potential we can unleash together.

We relish having many more of these bundled customers and, coupled with their retention in the form of longer policy life expectancy, are confident in the value that they bring to Progressive.  We recognize that this new business also has an effect on our profitability goal, since new business comes with a much higher first-term combined ratio, especially in the Direct channel where we front load our acquisition costs.  We will always work to strike the appropriate balance of profit and growth and are committed to profit being our number one priority, which for us means ensuring we first hit our profit goal and then growing as fast as we can constrained only by our ability to provide great service to our customers.

We had a very healthy net written premium growth of 12% and net earned premium growth of 13% for the quarter. A key contributor to those numbers was our Commercial Lines organization that showed quarter-over-prior-year quarter growth of 21% and 23%, respectively. Our Commercial Lines combined ratio has increased each quarter this year with the third quarter reporting a 99.3 combined ratio, bringing the year-to-date through September to 94.5. We have taken both rate and underwriting actions to get this very important part of our business back in line with our profit goals and while our new rates will take some time to earn in, based on annual policies, we recognized what we needed to do early and did so post-haste.  We will continue to watch this closely.

In the third quarter, we also had solid growth in new policy applications in both the Agency and Direct auto channels. We have seen a deceleration in Direct auto, which we expected based on some of our actions designed to ensure we meet our profit goal. Total Personal Lines generated a 96.2 combined ratio for the quarter, reflecting greater losses from catastrophes. For the first nine months of 2016, Personal Lines reported a 95.8 combined ratio.

The third quarter was busy on the catastrophe front. We incurred nearly three points of losses, primarily driven by the Louisiana floods.  For the quarter, our companywide combined ratio was 96.6, bringing our year-to-date right at 96.0 through September.

Our catastrophe team was deployed in Louisiana and swiftly closed over 95% of the claims from that storm. Our ability to react quickly to these situations even when we have been growing our customer base significantly has been supported by the fact that we intentionally hired and trained ahead of need. That has enabled us to not just continue to grow, but to make sure we take good care of our customers in their time of need. We believe that our ability to nurture our customers during events such as this is a very important contributor in our retention measure.

No sooner did we get our teams out of Louisiana when they were sent to Florida, Virginia and North and South Carolina to face the aftermath of Hurricane Matthew, which hit in early October. By the end of October, we were able to close about 60% of our vehicle and Property claims and incurred about $85 million of losses. That said, we are intensely aware of our proximity to our 96 goal and will make rational adjustments to stay at or near our objective.

We continued to maintain our high-quality, short duration investment portfolio. Our fully taxable equivalent total return was 1.3% for the quarter exceeding both the index we measure ourselves against and third quarter 2015. During the quarter, we issued $500 million, 10-year Senior Notes at 2.45%, or 92 basis points over the 10-year U.S. Treasury rate at the time of issuance. This enables us to take advantage of favorable interest rates and will allow us to have plenty of capital to support our growth, while still keeping us within our debt-to-total capital policy.

I want to take one more opportunity to thank Glenn for his outstanding leadership for 30 years of which he was CEO for more than half of that time. He has been, and will continue to be, an unbelievable leader, coach and friend to many of us. Thanks for being progressive.

All eyes (at least in Cleveland) were on Progressive Field during October as the Indians made it to the World Series.

Best,

/s/ Tricia

Tricia